January 26, 2006	TSX Venture Exchange: CPQ

CANPLATS CLOSES PRIVATE PLACEMENT

Vancouver, B.C. -- Canplats Resources Corporation (TSX-V: CPQ) announces the closing of a private placement of 5,150,000 units (the “Units”) at a price of $0.20 per unit for gross proceeds of $1,030,000. Each unit consists of one common share and one half of a common share purchase warrant. A four-month hold period will expire on May 27, 2006.

Each full warrant will entitle the holder to purchase one additional common share at a price of $0.25 in year one or $0.35 in year two, provided that if the shares of the company trade for a period of 20 consecutive days (after the expiry of the four month hold period) at or above $0.35 per share in year one or $0.45 per share in year two on the TSX Venture Exchange, the warrant holders will be required to exercise their warrants. A finder’s fee of 6% is payable in units.

The proceeds of the private placement will be used for exploration, working capital and property acquisition investigations.

About Canplats Resources Corporation

Canplats holds 100% interests in three Mexican gold prospects, Rodeo, Yerbabuena and El Rincon as well as rights to claims in the Mecatona gold-silver district, and continues to seek other gold projects in Mexico with exceptional exploration potential.

For further information, contact:

R.E. Gordon Davis	Paul LaFontaine
Chairman, President and C.E.O.	Director, Investor Relations
Direct: (604) 484-8220	Direct: (604) 484-8212
NA toll-free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, director, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.